UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024
Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Sir Matt Busby Way

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-259817) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON SEPTEMBER 27, 2021, AS AMENDED, AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-183277) ORIGINALLY FILED WITH THE SEC ON AUGUST 13, 2012, AS AMENDED.

INTRODUCTORY NOTE

As previously announced, Manchester United plc (the “Company”) entered into that certain transaction agreement (the “Transaction Agreement”), dated as of December 24, 2023, by and among the Company, the holders of the Company’s Class B ordinary shares, par value $0.0005 per share (the “Class B Shares”), identified therein (the “Sellers”) and Trawlers Limited, a company limited by shares incorporated under the Isle of Man’s Companies Act 2006 with company number 021222V (“Purchaser”), which is an entity solely owned by Sir Jim Ratcliffe (together with Purchaser, the “Offerors”). Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions thereof, on January 17, 2024, the Offerors commenced a tender offer (the “Offer”) to purchase up to 13,237,834 of the Company’s Class A ordinary shares, par value $0.005 per share (the “Class A Shares” and, together with the Class B Shares, the “Ordinary Shares”), representing 25.0% of the issued and outstanding Class A Shares as of the close of business on December 22, 2023, rounded up to the nearest whole Class A Share, at a price of $33.00 per Class A Share (subject to certain adjustments) (the “Offer Price”).

Pursuant to the Transaction Agreement, Purchaser also agreed to purchase 25.0% of the issued and outstanding Class B Shares from the Sellers at the Offer Price (the Class B Shares to be so purchased, the “Sale Shares”). In addition, Purchaser agreed to subscribe for (i) an additional 1,966,899.062 Class A Shares and 4,093,706.998 Class B Shares, at the Offer Price, for an aggregate subscription price of $200 million, on the business day immediately following the expiration time of the Offer (the “Closing”) (such subscription, the “Closing Share Subscription”), and (ii) an additional 983,449.531 Class A Shares and 2,046,853.499 Class B Shares, at the Offer Price, for an aggregate subscription price of $100 million, on December 31, 2024, or such earlier date following the Closing as Purchaser may notify the Company in writing on no less than 10 business days’ written notice.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Transaction Agreement, which is included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K, filed by the Company with the Securities and Exchange Commission (the “SEC”) on December 26, 2023 (the “Announcement 6-K”), and is incorporated herein by reference.

The Closing

The Offer and withdrawal rights expired as scheduled at one minute after 11:59 p.m. Eastern Time on February 16, 2024 (the “Expiration Time”). All conditions to the Offer having been satisfied, on February 20, 2024, Purchaser accepted for payment 13,237,834 Class A Shares validly tendered pursuant to the Offer and not validly withdrawn (the time of such acceptance, the “Acceptance Time”), for aggregate consideration of approximately $436.8 million. Following the Acceptance Time and pursuant to the terms of the Transaction Agreement, on February 20, 2024, the Sellers completed the sale of the Sale Shares to Purchaser, and the Company completed the issuance and sale of the Class A Shares and Class B Shares to Purchaser pursuant to the Closing Share Subscription.

Immediately following the Closing, Purchaser owned 15,204,733.062 Class A Shares and 31,645,609.998 Class B Shares, representing approximately 27.7% of the aggregate voting power of the Company’s Ordinary Shares.

Amended Articles

Immediately prior to the Closing, the new amended and restated memorandum and articles of association of the Company, in the form set forth in Exhibit A to the Transaction Agreement (the “Amended Articles”), became effective. The Amended Articles were approved by the Company’s shareholders at an extraordinary general meeting of shareholders held on February 5, 2024. The Amended Articles provide for certain transfers of Class B Shares without conversion of such shares into Class A Shares, and implement certain other changes to facilitate the transactions contemplated by the Transaction Agreement and the ancillary agreements thereto, and to reflect the Governance Agreement, dated as of December 24, 2023, by and among the Initial Glazer Parties listed on Schedule A thereto, Purchaser and the Company (the “Governance Agreement”). The material changes reflected in the Amended Articles are more fully described in the Company’s Notice of Extraordinary General Meeting of Shareholders, Notice of Internet Availability of Proxy Material and Limited Proxy Statement, included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, filed by the Company with the Securities and Exchange Commission on January 17, 2024. Such description is qualified in its entirety by the full text of the Amended Articles, which is included as Exhibit 99.1 hereto and is incorporated herein by reference.

Appointment and Resignation of Directors

Effective as of immediately following the time at which the Closing became effective (the “Effective Time”), two individuals designated by Purchaser—John Reece and Rob Nevin—were appointed as members of the board of directors of the Company in accordance with the terms of the Transaction Agreement.

In addition, effective as of immediately following the Effective Time, Richard Arnold resigned from the board of directors in accordance with the terms of a resignation letter delivered by Mr. Arnold to the Company on February 15, 2024. Mr. Arnold previously stepped down from his role as chief executive officer of the Company in November 2023.

Registration Rights Agreement and Governance Agreement

On February 20, 2024, in connection with the Closing and as contemplated by the Transaction Agreement, the Company, Purchaser and the Sellers entered into a registration rights agreement (the “Registration Rights Agreement”), on substantially the same terms set forth in the term sheet attached as Exhibit C to the Transaction Agreement (the “Registration Rights Term Sheet”). The material terms of the Registration Rights Term Sheet are described in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements — Certain Other Agreements — Registration Rights Agreement” of the Offer to Purchase, dated January 17, 2024, included as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by the Offerors with the SEC (as amended, the “Offer to Purchase”), which description is incorporated by reference in the Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the SEC on January 17, 2024 (the “Recommendation Statement”). Such description is qualified in its entirety by the full text of the Registration Rights Agreement, which is included as Exhibit 99.2 hereto and is incorporated herein by reference.

Also on February 20, 2024, in connection with the Closing, the Governance Agreement became effective in accordance with its terms. The material terms of the Governance Agreement are described in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements — Certain Other Agreements — Governance Agreement” of the Offer to Purchase, which description is incorporated by reference in the Recommendation Statement. Such description is qualified in its entirety by the full text of the Governance Agreement, which is included as Exhibit 99.2 to the Announcement 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Amended and Restated Memorandum and Articles of Association of the Company.
99.2	Registration Rights Agreement, dated as of February 20, 2024, by and among the Company, the Sellers and Purchaser.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2024

MANCHESTER UNITED PLC

By:	/s/ Joel Glazer
Name: Joel Glazer
Title: Executive Co-Chairman